Mail Stop 3233
                                                                September 17,
2018

     Via E-mail
     Geoffry P. Andres
     Property President
     Studio City International Holdings Limited
     36/F, The Centrium
     60 Wyndham Street
     Hong Kong

            Re:    Studio City International Holdings Limited
                   Registration Statement on Form F-1
                   Filed September 7, 2018
                   File No. 333-227232

     Dear Mr. Andres:

            We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     Prospectus Summary

     Our Business, page 1

        1. We note the picture of the Studio City property. Please confirm that the picture represents the current state of the property. To the extent the picture represents the property, as anticipated upon completion of the hotel towers described on page 30, please revise to clarify and disclose the anticipated cost of such construction.

     Organizational Transactions, page 5

        2. Please revise the organizational chart to disclose the percentage of Class A shares New
           Cotai may receive in exchange for its Participation Interest and Class B shares.
 Geoffry P. Andres
Studio City International Holdings Limited
September 17, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Shannon
Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3215 with any other questions.


                                                            Sincerely,

                                                            /s/ Kim McManus

                                                            Kim McManus
                                                            Senior Counsel
                                                            Office of Real
Estate and
                                                            Commodities

cc:     Jacqueline Wenchen Tang, Esq.